Hi [name],

I hope you are doing well!

You may have heard I recently joined an exciting fintech startup called Crowd Capital. We are working hard to deliver the first borrower-focused mortgage loan servicing platform that will help give families facing foreclosure an opportunity to save their home and regain their financial stability.

Last year we raised ~$1M from early investors interested in adding an impact investment opportunity to their portfolio. We've started building our technology platform and have our first customers/users. We are now launching a crowdfunding investment opportunity through Wefunder to continue growing the company. The great thing about Wefunder is that it allows anyone to invest with as little as $100. I wanted to invite you to learn more about this exciting opportunity! Check out our campaign page.

If you have any questions, I'd be happy to hop on a call to discuss further. If this opportunity doesn't make sense for you at this time, would you mind sharing with someone that you feel might find it interesting?

Thanks,
Tiffani

We are required to disclose that we are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.